Issuer Free Writing Prospectus dated June 27, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

Properties Underway In Sarasota and St. Petersburg, Florida

I think it’s amazing the momentum a project can experience when the right financing at a fixed rate from a leading regional bank comes together with a forward plan to execute in one of the hottest growth regions of the U.S. for multi-family housing. I’m speaking of the Sarasota, St. Petersburg, Florida corridor, which has been experiencing a steady rate of population and economic growth.

On June 7th, Belpointe PREP, LLC, (“Belpointe OZ” or the “Company”), the first publicly traded qualified opportunity fund, announced the successful closing of a $130 million construction loan from Bank OZK, for the Company’s 1991 Main Street development project in Sarasota, Florida, which it anticipates will start leasing out to new tenants in spring 2024. Once considered a playground for retirees, according to U.S. News and World Report Sarasota now holds the #5 ranking as the best place to live in Florida as young professionals and new businesses are moving there.

The Tampa-St. Petersburg-Clearwater, Florida area is home to more than 20 corporate headquarters, and Belpointe OZ believes that the recent groundbreaking of their new 269-unit, full-featured luxury multi-family development located at 902-1020 First Avenue North in St. Petersburg, Florida (“1000 First”) is sure to provide an unparalleled living experience to residents in this super well-located area in heart of downtown St. Petersburg.

Source: Wikimedia Commons, St. Petersburg, Florida, Municipal Marina, GPlantam, CC BY-SA 4.0 (last accessed June 25, 2023).

Out of the many opportunity zones that we’ve reviewed (and there are more than 8,700 of them designated by the government), we believe that there are less than 100 that are worth investing in. In addition to the five properties in various phases of development in Sarasota, Belpointe OZ owns three properties just up the road in St. Petersburg, along the coastal part of the greater Tampa, Florida area.

Click on the link below to review Belpointe OZ’s current properties in the various phases of conception of the project, remodel, ground-up construction and acquisition.

https://investors.belpointeoz.com/select-oz-development-sites/

According to a June 6, 2023, post by Norada Real Estate Investments, addressing Norada’s opinion of the future of Florida’s housing market:

“Overall, the Florida housing market is strong and is predicted to remain so in the next five years. If you’re a seller, this is wonderful news since it implies property values are rising and there isn’t much selling competition, giving you the luxury of selecting from the best offers on your schedule. Higher mortgage rates may cause unprepared house buyers to postpone their purchases.

…

Whether or not the country enters a recession, the [Florida] housing market appears to be in good shape for the foreseeable future. Perhaps not at the same rate that the United States has lately seen, but growth, nevertheless. This is an excellent moment for real estate investors, particularly those interested in Florida, to capitalize on market possibilities. Overall, the Florida housing market is strong and is predicted to remain so in the next five years.”

Aside from highlighting the progress Belpointe OZ is making in the sunshine state, I want to highlight that this is the last call for those investors that have filed a tax extension or may be considering an amendment and who are sitting on capital gains that were realized at the end of 2022 to take full advantage of deferring payment on federal (and in most cases state) capital gains taxes by reinvesting them into a qualified opportunity fund (a “QOF”), like Belpointe OZ, by taking advantage of the 180-day look-back window that allows capital gains realized in December 2022 to be offset and not recognized until December 31, 2026.

Most forms of capital gains qualify for tax deferment—stocks, bonds, mutual funds, ETS, real estate, the sale of a business, trademarks, patents, crypto currencies, precious metals, collectibles, livestock, cars, aircraft, marine craft, etc.

Being that this kind of decision is now on a short string, if you have questions about QOFs or Belpointe OZ, you can give me, Cody Laidlaw, a call at (203) 883-1944 or email me at IR@belpointeoz.com and I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing.

In the meantime, the potential growth and income from capital gains reinvested in a QOF can be compounded free of taxation as long as the QOF investment is held for at least 10 years, through December 31, 2047. Another key point: there is no limit on how much in realized capital gains one can reinvest into a QOF.

A Viable Alternative to 1031 Tax Free Exchanges

We’ve seen a pickup in interest from property owners about how Belpointe OZ might represent an attractive alternative to Internal Revenue Code Section 1031 like-kind exchanges. Investors that have sold real estate within the past 180 days and that may be under pressure to comply with Section 1031 regulations in order to complete a tax-free exchange, may want to avoid the inconvenience of having to identify a replacement property (and one or more alternative replacement properties, just in case a replacement property falls through) within 45 days of selling the original property, escrowing the sale proceeds with a 1031 qualified intermediary, and closing on a replacement property within 180 days of the sale of the original property. Instead, investors may want to consider investing capital gains from the sale of the original property into a QOF, like Belpointe OZ.

An Attractive Proposition For Broker Dealers

On May 17th, Belpointe OZ announced the commencement of an offering to raise up to $750 million in capital. This latest offering affords broker-dealers the opportunity to participate in the selling group, and Belpointe OZ has retained Emerson Equity LLC as dealer manager for the offering. Interested broker-dealers may contact Cody Laidlaw at IR@BelpointeOZ.com or call 203-883-1944 for further information.

In the midst of this ongoing offering, advisors and investors alike should also be aware that Belpointe OZ recently announced its unaudited quarterly net asset value (“NAV”) as of March 31, 2023, of $351.7 million or $99.82 per Class A unit. Class A units of OZ, as of June 23rd, are trading at around $88, nearly a 12% discount to NAV. It is my personal view that once the market realizes that the Federal reserve is in fact done with hiking rates, this discount to NAV will narrow.

QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, any taxable gain invested in a QOF is not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until their investment interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs expires December 31, 2047.

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market, including:

● No investors servicing fees;

● No disposition fees;

● 0.75% annual management fee; and

● 5% carried interest.

Have questions? You can contact Cody Laidlaw at (203) 883-1944. I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing, so you can start planning today.

Cody H. Laidlaw
Editor-in-Chief
255 Glenville Road
Greenwich, CT 06831
T: (203) 883-1944
E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Business Development Officer and Head of Investor Relations. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.